Exhibit 12(a)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)

The following table sets forth Lamar Advertising’s ratio of earnings to fixed charges for the periods indicated.

	Years Ended December 31,										Six Months Ended June 30,
(dollars in thousands)	2009(2)		2010(2)		2011		2012		2013		2014		2013
Net (loss) income	$(58,598)		$(38,970)		$6,858		$7,890		$40,139		$10,585		$12,859
Income tax (benefit) expense	(36,459)		(22,746)		5,542		8,242		22,841		7,239		5,005
Fixed charges	268,441		254,098		239,842		227,520		221,584		94,421		111,775

Earnings	173,384		192,382		252,242		243,652		284,564		112,245		129,639

Interest expense, net	196,520		185,681		170,524		156,762		146,112		56,266		74,508
Rents under leases representative of an interest factor (1/3)	71,556		68,052		68,953		70,393		75,107		37,973		37,085
Preferred dividends	365		365		365		365		365		182		182

Fixed charges	268,441		254,098		239,842		227,520		221,584		94,421		111,775

Ratio of earnings to fixed charges	0.6	x	0.8	x	1.1	x	1.1	x	1.3	x	1.2	x	1.2	x

(1)	The ratio of earnings to fixed charges is defined as earnings divided by fixed charges. For purposes of this ratio, earnings is defined as net (loss) income before income taxes and cumulative effect of a change in accounting principle and fixed charges. Fixed charges is defined as the sum of interest expense, preferred stock dividends and the component of rental expense that we believe to be representative of the interest factor for those amounts.
(2)	For the years ended December 31, 2010 and 2009, earnings were insufficient to cover fixed charges by $61.7 million and $95.1 million, respectively.